SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001 **Commission file number 33-38827**

CATELLUS DEVELOPMENT CORPORATION PROFIT SHARING & SAVINGS PLAN AND TRUST

(Full title of the plan and the address of the plan)

CATELLUS DEVELOPMENT CORPORATION
201 Mission Street
San Francisco, California 94105

(Name of issuer of the securities and the address of its principal executive office)

REQUIRED INFORMATION

1. Audited Statement of Net Assets Available for Plan Benefits at December 31, 2001 and 2000 and Statement of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2001 are contained in Exhibit 1 to this Annual Report.
2. Consent of PricewaterhouseCoopers LLP, independent accountants, is contained in Exhibit 2 to this Annual Report.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CATELLUS DEVELOPMENT CORPORATION
PROFIT SHARING & SAVINGS PLAN AND TRUST

Date: July 17, 2002

By: ____________________
Paul A. Lockie
Vice President and Controller

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
333 Market Street
San Francisco CA 94105-2119
Telephone (415) 498 5000
Facsimile (415) 498 7100

June 27, 2002

Mr. Paul A. Lockie
Vice President and Controller
Catellus Development Corporation
201 Mission Street, 2nd Floor
San Francisco, California 94105

Dear Paul:

Enclosed is our manually signed consent relating to the use in the Form 11-K of our report dated June 17, 2002, relating to the financial statements of Catellus Development Corporation Profit Sharing & Savings Plan and Trust.

Our manually signed consent serves to authorize the use of our name on our report in the electronic filing of the Company's Registration Statement on Form 11-K with the U.S. Securities and Exchange Commission (SEC).

Please provide us with an exact copy of the Registration Statement on Form 11-K as electronically filed with the SEC.

Very truly yours,

William E. Croteau
Partner

PRICEWATERHOUSECOOPERS

<u>Consent of Independent Accountants</u>

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-38827) of Catellus Development Corporation of our report dated June 17, 2002 relating to the financial statements of the Catellus Development Corporation Profit Sharing and Savings Plan and Trust, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

San Francisco, California
June 27, 2002

PRICEWATERHOUSECOOPERS

Catellus Development Corporation Profit Sharing & Savings Plan and Trust

Financial Statements and Additional Information
December 31, 2001 and 2000

Catellus Development Corporation
Profit Sharing & Savings Plan and Trust
Index to Financial Statements and Additional Information

(1) Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

PricewaterhouseCoopers LLP
333 Market Street
San Francisco CA 94105-2119
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Accountants

To the Participants and Administrator
of the Catellus Development Corporation
Profit Sharing & Savings Plan and Trust

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Catellus Development Corporation Profit Sharing & Savings Plan and Trust (the Plan) at December 31, 2001 and 2000, and the changes in its net assets available for plan benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes at Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 17, 2002

Catellus Development Corporation
Profit Sharing & Savings Plan and Trust
Statements of Net Assets Available for Plan Benefits
December 31, 2001 and 2000

	2001	2000
Assets		
Investments (Note 3)	$ 19,793,713	$ 20,682,260
Participant loans	339,453	396,201
Employer contribution receivable	446,847	405,674
Participant contributions receivable	-	40,759
Net assets available for benefits	$ 20,580,013	$ 21,524,894

The accompanying notes are an integral part of these financial statements.

Catellus Development Corporation
Profit Sharing & Savings Plan and Trust
Statement of Changes in Net Assets Available for Plan Benefits
For the year ended December 31, 2001

Additions	
Investment income:	
Interest on participant loans	$ 34,543
Dividends	546,100
Net depreciation in fair value of investments (Note 6)	(1,812,085)
	(1,231,442)
Contributions:	
Employer	1,205,054
Participant	1,921,347
	3,126,401
Total additions	1,894,959
Deductions	
Distributions to participants	(2,838,410)
Administrative expenses	(1,430)
Total deductions	(2,839,840)
Net decrease in net assets available for plan benefits	(944,881)
Net assets available for plan benefits	
Beginning of year	21,524,894
End of year	$ 20,580,013

The accompanying notes are an integral part of these financial statements.

1. Description of the Plan

The following description of the Catellus Development Corporation Profit Sharing & Savings Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

The Plan is a defined contribution plan which became effective August 1, 1990. Prior to August 1, 1990, eligible employees of Catellus Development Corporation (the Company) participated in the Santa Fe Pacific Corporation Retirement and Savings Plan (the SFP Plan). The Plan contains a deferred income arrangement intended to satisfy the requirements of the Internal Revenue Code Section 401(k). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Company acts as the Plan administrator. The Company has delegated its responsibility to oversee the Plan's operations to an administrative committee which consists of employees of the Company. SEI Private Trust Company ("SEI") serves as the trustee of the Plan (the Trustee). The Trustee holds the Plan's assets, establishes and maintains an individual account for each participant, maintains the financial records relating to the trust, executes all investment transactions and makes all benefit payments as directed by the Plan administrator.

The Plan provides that employees of the Company are eligible to participate on the first January 1, April 1, July 1, or October 1 subsequent to completing three months of service at full-time status. For part-time status, an employee must complete a "year of service" (one thousand hours in a twelve month consecutive period). The service period begins on the date employment commences, and employees meeting the requirements of the Plan on August 1, 1990 (inception) were immediately eligible to participate.

Eligible employees may make voluntary contributions in the form of regular payroll deductions ranging from 1% to 15% of eligible compensation. The maximum employee contribution for the 2001 and 2000 Plan year was $10,500. The maximum allowable contributions may be adjusted annually for inflation in accordance with Internal Revenue Service regulations.

The Company will match 100% and 50% of employee contributions up to the first 2% and the next 4% of eligible compensation, respectively, up to a maximum of $5,264 for the 2001 and 2000 Plan years. The Company may change the matching contribution formula at any time after sufficient notice to participants. Additionally, for each plan year, the Company may elect to make a profit sharing contribution to the Plan. A participant's share of the profit sharing contribution is based on a percentage of eligible compensation. The percentage is the same for all participants, but it can vary from year to year and may be zero for some plan years. For 2001 and 2000, the Plan accrued profit sharing contributions totaling $444,579 and $382,266, respectively, representing 2% of eligible compensation based on declarations by the Company's Board of Directors.

Participants are immediately vested in voluntary contributions plus earnings thereon. Participants become vested in Company contributions at a rate of 20% for each completed year of service, as defined. In addition, participants become fully vested in Company contributions if their service ends on or after age 65, or upon their death or permanent and total disability.

Contributions to the Plan may be invested, based on the participant's election, in any combination of the alternatives described in Note 3.

Participants may change their investment options or transfer account balances any day of the year. The investment options represented by each of these alternatives are described in Note 2. Amounts relating to participant account forfeitures are maintained in a money market account and, as described below, may be used by the Company to pay administrative fees or reduce the Company's matching contribution, as directed by the Plan administrator.

Participants may borrow from their fund accounts subject to the requirements and limitations set forth in the Plan document and the Internal Revenue Code (IRC). Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime interest rate (as quoted in the Wall Street Journal) at the date of the loan plus 1%. Interest rates on loans outstanding at December 31, 2001 ranged from 7% to 10.5%. Principal and interest is paid ratably through monthly payroll deductions.

All distributions to participants and/or beneficiaries, payable out of participants' accounts under the terms of the Plan, will be paid by the Trustee in accordance with the Plan agreement.

2. Summary of Significant Accounting Policies

Basis of accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investments

Investments in mutual funds and common stock are valued by the Trustee based on the fair value of the underlying net assets of each fund. Participant loans are carried at cost, which approximates fair value. Investments in insurance contracts (SEI Stable Asset Fund) were valued at amortized cost which approximates fair value. Fair values of common stock and mutual fund investments are measured by quoted prices in active markets.

Purchases and sales of securities are recorded on the trade-date. Interest income is recorded on the accrual method. Dividends are recorded on the ex-dividend date.

Realized gains and losses on investments sold are determined by sales proceeds less acquisition cost. Cumulative unrealized gains and losses are determined by the fair value of the investment at the end of the year less historical cost.

Participant loans

Under the terms of the Plan, the Plan may extend loans to participants. During the year ended December 31, 2001, there were $110,805 in new participant loans and $164,307 in principal loan repayments. During the year ended December 31, 2000, there were $156,999 in new participant loans and $153,768 in principal loan repayments. Distributions to participants from the Participant Loan Fund relate to terminated employees who were unable to repay their loan in full. Such distributions amounted to $37,789 and $9,000 during the years ended December 31, 2001 and 2000, respectively, and are subject to federal income taxation.

Contributions and forfeitures

Participant contributions and Company matching contributions to the Plan are recorded or accrued in the period the Company makes payroll deductions from Plan participants. Company profit sharing contributions are recorded or accrued in the appropriate plan year once formally declared by the Company. Forfeitures of nonvested amounts are credited to a forfeiture account which is utilized for future contributions by the Company to remaining participants. During 2001 and 2000, forfeitures totaled $804,694 and $574,650, respectively. The cumulative forfeitures of $804,694 as of December 31, 2001 will be used to reduce future contributions by the Company.

Benefits

Benefits are recorded when paid from Plan assets to the participant.

Administrative expenses and maintenance fees

All fees and expenses related to management and administration of the Plan are paid directly by the Company. Under the terms of the Plan, account maintenance fees are to be charged to each participant's account by the Trustee. Fund management fees may be indirectly charged to participants as a reduction in the net asset value of the related investment option.

Use of estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

3. Investments

The following investment alternatives are available to Plan participants.

SEI Core Fixed Income Fund

This mutual fund invests primarily in investment grade U.S. corporate and government fixed income securities, including mortgage-backed securities. The objective of this fund is to provide a broad level of diversification and current income in U.S fixed income securities in a risk-controlled framework which includes high quality fixed income securities issues by the U.S government and its agencies, along with investment grade corporate bonds and mortgage-backed securities. No guarantees are made on the amounts invested and this fund incurs and pays an advisory fee of 0.6% currently. At December 31, 2001 and 2000, the fund had a market value of $10.36 and $10.38 per share, respectively. At December 31, 2001 and 2000, 78 and 36 participants, respectively, were invested in this fund.

SEI Diversified Global Growth Fund

This mutual fund invests primarily in underlying SEI funds. The underlying SEI funds invest, in turn, in securities in specific asset classes. The objective of this fund is to provide long-term capital through participation in the U.S. and international equity markets. Current income is a secondary consideration. The fund incurs and pays an advisory fee of 0.12% currently. At December 31, 2001 and 2000, the fund had a market value of $10.93 and $12.89 per share, respectively. At December 31, 2001 and 2000, 14 and 1 participants, respectively, were invested in this fund.

SEI Diversified Global Stock Fund

This mutual fund seeks long-term capital growth through participation in the U.S. and international equity markets. The objective of this fund is to invest almost exclusively in stock funds, U.S. and non-U.S. equities. The fund incurs and pays an advisory fee of 0.12% currently. At December 31, 2001 the fund had a market value of $10.08 per share and 5 participants were invested in the fund.

SEI Diversified Moderate Growth Fund

This mutual fund invests primarily in underlying SEI funds. The underlying SEI funds invest, in turn, in securities in specific asset classes. The objective of this fund is to provide long-term growth of capital with a limited level of current income. The fund incurs and pays an advisory fee of 0.12% currently. At December 31, 2001 and 2000, the fund had a market value of $11.23 and $12.84 per share, respectively. At December 31, 2001 and 2000, 173 and 151 participants, respectively, were invested in this fund.

SEI International Equity Fund

This mutual fund invests primarily in common stocks and other equity securities of foreign companies, located in developing countries and emerging markets. The objective of this fund is to provide a broad level of diversification in international equity securities in a risk-controlled framework by investing in equity securities of issuers in developing non-U.S. markets. The fund incurs and pays an advisory fee of 1.00% currently. At December 31, 2001 and 2000, the fund had a market value of $8.80 and $11.39 per share, respectively. At December 31, 2001 and 2000, 67 and 50 participants, respectively, were invested in this fund.

SEI Large Cap Growth Fund

This mutual fund invests primarily in common stocks of U.S. companies with market capitalizations of more than $1 billion. The objective of this fund is to provide a broad level of diversification in large companies in a risk-controlled framework, which includes stocks with growth characteristics. The fund incurs and pays an advisory fee of 0.85% currently. At December 31, 2001 and 2000, the fund had a market value of $19.53 and $26.57 per share, respectively. At December 31, 2001 and 2000, 315 and 268 participants, respectively, were invested in this fund.

SEI Large Cap Value Fund

This mutual fund invests primarily in common stocks of U.S. companies with market capitalizations of more than $1 billion. The objective of this fund is to provide a broad level of diversification in large companies in a risk-controlled framework, which includes stocks with value characteristics. The fund incurs and pays an advisory fee of 0.85% currently. At December 31, 2001 and 2000, the fund had a market value of $18.39 and $19.47 per share, respectively. At December 31, 2001 and 2000, 37 and 2 participants, respectively, were invested in this fund.

SEI Small Cap Growth Fund

This mutual fund invests primarily in common stocks of U.S. companies with market capitalizations of less than $2 billion. The objective of this fund is to provide a broad level of diversification in small companies in a risk-controlled framework, which includes stocks with growth characteristics. The fund incurs and pays an advisory fee of 1.1% currently. At December 31, 2001 and 2000, the fund had a market value of $15.47 and $17.67 per share, respectively. At December 31, 2001 and 2000, 105 and 78 participants, respectively, were invested in this fund.

SEI Small Cap Value Fund

This mutual fund invests primarily in common stocks of U.S. companies with market capitalizations of less than $2 billion. The objective of this fund is to provide a broad level of diversification in small companies in a risk-controlled framework, which includes stocks with value characteristics. The fund incurs and pays an advisory fee of 1.1% currently. At December 31, 2001 and 2000, the fund had a market value of $16.75 and $16.34 per share, respectively. At December 31, 2001 and 2000, 40 and 1 participants, respectively, were invested in this fund.

SEI S&P 500 Index Fund

This mutual fund invests substantially all of its assets in securities listed in the S&P 500 Index, which is comprised of 500 selected securities (mostly common stocks). The objective of this fund is to provide investment results that correspond to the aggregate price and dividend performance of the securities in the Standard & Poor's 500 Composite Stock Index. The fund incurs and pays an advisory fee of 0.4% currently. At December 31, 2001 and 2000, the fund had a market value of $35.34 and $40.75 per share, respectively. At December 31, 2001 and 2000, 378 and 327 participants, respectively, were invested in this fund.

SEI Stable Asset Fund

This fund seeks to provide high current income, with the preservation of capital as the primary objective. The objective of this fund is to diversify investments among guaranteed investment contracts (GIC) issued by major life insurance companies and money center banks, as well as synthetic GICS. At December 31, 2001 and 2000, the fund had a market value of $1.00 per share. At December 31, 2001 and 2000, 231 and 203 participants, respectively, were invested in this fund.

Catellus Stock Fund

This pooled account is comprised of funds invested in the Company's common stock. At times, funds are also temporarily placed in a money market account while awaiting reinvestment in units of the fund. At December 31, 2001 and 2000, the fund had a market value of $28.06 and $26.66 per unit, respectively. At December 31, 2001 and 2000, 252 and 220 participants, respectively, were invested in this fund.

The following presents investments that represent five percent or more of the Plan's net assets.

	December 31	
	2001	**2000**
SEI Diversified Moderate Growth Fund	$ 1,520,598	$ 1,789,527
SEI Large Cap Growth Fund	2,447,303	3,076,512
SEI S&P 500 Index Fund	5,880,629	6,107,867
SEI Stable Asset Fund	5,465,311	5,473,678
Catellus Stock Fund	2,872,886	3,392,215
Other (individually less than 5%)	1,606,986	842,461
	$ 19,793,713	$ 20,682,260

4. Tax Status of the Plan

The Internal Revenue Service has determined and informed the Company in September 1996 that the Plan and associated trust are designed in accordance with applicable sections of the IRC. The Plan was subsequently amended to comply with additional changes to applicable law. The Plan Administrator believes that the Plan continues to fulfill the requirements of the IRC and ERISA, and that the trust, which forms a part of the Plan, is exempt from income tax. Accordingly, no provision has been made for federal or state income taxes.

5. Termination of the Plan

The Company intends to continue the Plan indefinitely for the benefit of its employees, but reserves the right by action of its Board of Directors to amend or terminate the Plan at any time and for any reason, subject to the provisions of ERISA. In the event that the Plan is terminated, each participant's account shall be 100% vested and nonforfeitable. Thereupon, each participant shall receive a total distribution of their participant account in accordance with the terms of the Plan Agreement.

6. Net Change in Fair Value of Investments

During the year ended December 31, 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

SEI Core Fixed income Fund	$ (7,281)
SEI Diversified Global Growth Fund	(3,312)
SEI Diversified Global Stock Fund	(1,585)
SEI Diversified Moderate Growth Fund	(218,430)
SEI International Equity Fund	(56,538)
SEI Large Cap Growth Fund	(770,427)
SEI Large Cap Value Fund	(3,260)
SEI Small Cap Growth Fund	(62,656)
SEI Small Cap Value Fund	(2,002)
SEI S&P 500 Index Fund	(838,180)
Catellus Stock Fund	151,586
	$ (1,812,085)

Catellus Development Corporation
Profit Sharing & Savings Plan and Trust

Schedule I

Assets Held for Investment Purposes at December 31, 2001

Description	Number of Shares/ Units	Value
Equity mutual funds		
SEI Diversified Global Growth Fund	3,238.681	$ 35,399
SEI Diversified Global Stock Fund	2,167.400	21,847
SEI Diversified Moderate Growth Fund	135,404.967	1,520,598
SEI International Equity Fund	33,610.152	295,769
SEI Large Cap Growth Fund	125,309.921	2,447,303
SEI Large Cap Value Fund	6,600.163	121,377
SEI Small Cap Growth Fund	33,434.156	517,226
SEI Small Cap Value Fund	7,836.590	131,263
SEI S&P 500 Index Fund	166,401.499	5,880,629
		10,971,411
Fixed income mutual funds		
SEI Core Fixed Income Fund	46,733.370	484,105
Common and Collective Funds		
SEI Stable Asset Fund	5,465,310.670	5,465,311
Catellus Stock Fund	102,390.990	2,872,886
		8,338,197
Total investments		19,793,713
Participant loans		
Loans payable from participants bearing interest rates from 7% to 10.5%; due at various dates through 2006.	N/A	339,453
Total assets		$ 20,133,166